James W. Griffith President & Chief Executive Officer	June 11, 2012
Mr. Terence O’Brien Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance One Station Place, N.E., Stop 7010 Washington, D.C. 20549-7010

Re: The Timken Company Form 10-K for the Fiscal Year ended December 31, 2011 Filed February 17, 2012

File No. 1-01169

Dear Mr. O’Brien:

This letter is in response to your correspondence of May 29, 2012, regarding your review of the filing referenced above for The Timken Company (the “Company”). For your convenience, your comments are repeated below in boldfaced italics, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Contractual Obligations, page 36

1.     You disclose that you expect an increase in pension expense by approximately $19 million in 2012. Please tell us whether the $19 million includes the impact on plan income of the $165 million of contributions that you expect to make to your global defined benefit pension plans. We note your disclosure on page 67 that the estimated net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $82.8 million. We note from your tabular disclosure on page 64 that amortization of net actuarial loss for 2011 was $56.0 million. Given your disclosures it appears that amortization of actuarial loss will increase in for FY 2012 by $16.8 ($82.8 million - $56.0 million). Please tell us also whether the $19 million referenced above includes the impact of the $16.8 million increase in amortization of actuarial loss.

The Timken Company Mail Code: GNE-17 1835 Dueber Avenue, S.W. P.O. Box 6928 Canton, OH 44706-0928 U.S.A. Telephone: (330) 471-6399 Facsimile: (330) 471-4041

The Company confirms that the approximately $19 million increase in pension expense for 2012 includes the impact of the $26.8 million increase ($82.8 million - $56.0 million) in expected amortization of unrecognized actuarial losses for 2012, compared to 2011. As discussed on page 36 of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of

Page 2 June 11, 2012

Operations (MD&A), the majority of the increase in the expected 2012 amortization of actuarial losses was attributable to a 75 basis point reduction in the Company’s discount rate (from 5.75% at December 31, 2010 to 5.0% at December 31, 2011) used to measure its defined benefit pension obligation. In addition, the increase in the expected 2012 amortization of actuarial losses includes the impact of prior year asset losses that had previously been deferred in accordance with Accounting Standard Codification (ASC) 715-30-35.

The Company also confirms that the approximately $19 million increase in pension expense for 2012, compared to 2011, includes the impact of $165 million in expected 2012 contributions to the Company’s defined benefit pension plans. The higher amortization of actuarial losses, discussed above, will be partially offset by the impact of the long-term rate of return assumption for 2012 primarily due to a higher fair value on pension assets at December 31, 2011, as well as the impact of 2012 contributions, partially offset by the impact of a 25 basis point reduction in the expected return on pension plan assets.

In addition to the impact of the long-term rate of return assumption, higher amortization of actuarial losses will be offset by lower interest cost as a result of a 75 basis point reduction in the Company’s discount rate from 5.75% for 2011 to 5.00% for 2012.

In future filings, the Company will expand its disclosure in MD&A to address the significant factors influencing the increase or decrease in pension expense.

Note 12 – Retirement Benefit Plans, page 64

2.     The disclosure on page 47 shows that the $218.1 million after-tax “Pension and postretirement liability adjustment” loss materially impacted your reported $192 million comprehensive income for 2011. The disclosure on page 66 indicates that this $349.1 million pre-tax adjustment loss ($1,348.2 - $999.1) was primarily comprised of a $404.6 million 2011 net actuarial loss. Since 2008, these net actuarial losses have exceeded $1 billion and the pre-tax net actuarial loss amount within the accumulated other comprehensive loss component of your December 31, 2011 equity balance is now $1.3 billion. The disclosure on page 54 states that the total December 31, 2011 after-tax pension and post-retirement loss amount deducted from total equity is $928.3 million which is material to your $2.042 billion total equity. The specific causes of these losses, and the corresponding impact on total equity, and on future earnings and cash flows should be clarified in MD&A.

The Company confirms that net actuarial losses have totaled $1,006.3 million for the period from 2008 through 2011 for defined benefit pension plans. These actuarial losses arose in 2008 and 2011, offset slightly by gains in 2009 and 2010. In 2008, the net actuarial loss of $743.5 million for defined benefit pension plans was primarily due to the global financial crisis, which led to broad declines in pension investment returns (a net asset loss of $564.2 million on actual assets in 2008, or negative 22% on plan assets of $2.5 billion, compared to an expected return of $200.9 million, or 8.75%, in 2008). The remaining portion of the net actuarial loss for 2008 was due to other changes in actuarial assumptions.

The Timken Company

Page 3 June 11, 2012

In 2011, the net actuarial loss of $404.6 million was primarily due to a 75 basis point reduction in the Company’s discount rate used to measure its defined benefit pension obligation. The change in the discount rate accounted for $234.1 million of the net actuarial loss. The remaining portion of the net actuarial loss for 2011 was due to lower than expected asset returns of $100.4 million and other changes in actuarial assumptions. The impact of these net actuarial losses for defined benefit pension plans, as well as net actuarial losses related to postretirement benefit plans and net prior service costs for defined benefit pension and postretirement plans, has decreased total equity by $455.1 million after-tax for the period between December 31, 2007 and December 31, 2011.

The cumulative pension and postretirement benefits adjustment at December 31, 2011 and 2007 is as follows:

	Pension and postretirement benefits adjustment, net of taxes	December 31,
	(in millions)	2011	2007	Change

	Cumulative net acturial loss - defined benefit pension plans	1,312.8	500.1	812.7
	Cumulative net prior service cost - defined benefit pension plans	35.4	64.1	(28.7)
	Cumulative net transition obligation (asset) - defined benefit pension plans	-	(0.2)	0.2
	Cumulative net acturial loss - postretirement benefit plans	103.0	160.9	(57.9)
	Cumulative net prior service cost - postretirement benefit plans	6.5	1.8	4.7

	Pre-tax amounts recognized in accumulated other comprehensive loss related to defined benefit pension and postretirement benefit plans	1,457.7	726.7	731.0
	Tax effect on amounts recognized in accumulated other comprehensive loss	529.4	253.5	275.9

	Pension and postretirement benefits adjustment, net of taxes	928.3	473.2	455.1

Actuarial losses have also reduced operating cash flows during the period between December 31, 2007 and December 31, 2011 primarily due to large discretionary pension contributions. During this period, the Company contributed $605.8 million to its global defined benefit pension plans, of which approximately $536.6 million was discretionary. In addition, net actuarial losses are expected to increase pension expense in the near-term, similar to the $19 million increase in 2012 as compared to 2011. However, the effect of net actuarial losses on future earnings and operating cash flows is expected to be largely neutral as the favorable impact of discretionary pension contributions offsets the increase in pension expense attributable to the amortization of actuarial losses.

In future filings, the Company will expand its disclosure in MD&A to address the specific causes of actuarial losses, the corresponding impact on total equity, and the impact on future earnings and cash flows.

The Timken Company

Page 4 June 11, 2012

3.     The disclosures under the “Shareholders Equity” MD&A caption have attributed the actuarial losses to changes in discount rates and to under-performing plan assets. Given the material impact on 2011 comprehensive income, and the aggregate $1 billion pre-tax adverse impact since 2008, this disclosure should be significantly expanded to explain and quantify the extent to which the changes in rates and changes in returns caused these actuarial losses. The $1 billion adverse impact cannot be reasonably inferred from the existing disclosures given that: your discount rate has apparently only changed from 6.3% to 5.75% since 2007; the disclosed $5 million approximate expense impact of a .25 change in the rate; your expected return on plan assets has only changed from 8.75% to 8.5% since 2007; the disclosed $5-$6 million approximate expense impact of a .25 change in the assumed return; and that your actual return on plan assets has equaled or exceeded your assumption in three of the last five years. A substantive and informative disclosure about the cause and effect of these actuarial losses would enable investors to better understand the material adverse impact on historical comprehensive income and equity. It may be necessary to distinguish between the manner in which these actuarial losses impact net income, comprehensive income, and equity. The disclosure should also enable investors to understand how the causal factors could impact your equity, future plan contributions, and your operating results in future periods. In this regard, we understand that your actuarial loss amortization expense is expected to increase to $82.8 million in 2012 which is material to both operating income and pre-tax income. However, the existing MD&A disclosure does not specifically address this fact or the causes of the increase or the factors that could cause an increase or decrease in your future amortization expense. Any variability and/or uncertainties regarding the tax treatment of these actuarial losses should also be disclosed in light of the valuation allowances disclosed on page 79. Further, the liquidity implications should be more fully addressed given that Plan contributions have materially impacted your operating cash flows in each period. See Section 501.12.b.4 of the Financial Reporting Codification.

Please show us your proposed disclosure that you intend to include in future filings that explains the material changes period over period for actuarial losses and your enhanced liquidity discussion in response to changes in your benefit obligation.

In future filings, the Company will expand its disclosure in MD&A to address the cause and effect of actuarial losses that will enable investors to better understand the material adverse impact on historical comprehensive income and total equity distinguishing between the manner in which the actuarial losses impact net income, comprehensive income and total equity. In addition, the Company will expand its disclosure in MD&A in future filings to enable investors to understand how the causal factors could impact total equity, future plan contributions and operating results in future periods. Lastly, the Company will expand its disclosure in MD&A in future filings to address liquidity implications attributable to actuarial losses. See Attachment A for the Company’s proposed disclosure. The expanded disclosure is underlined in Attachment A.

The Timken Company

Page 5 June 11, 2012

4.     On page 66 you disclose that your accumulated other comprehensive loss includes a net actuarial loss of $1.3 billion. 2011 net periodic pension cost included $56 million amortization of net actuarial loss. Given the wide disparity between your accumulated loss and your annual amortization, please provide us with an analysis that clearly addresses your compliance with ASC 715-30-35-24 and any other relevant guidance. Include your calculations of net actuarial loss amortization for 2011, 2010 and 2009. Also please tell us the average remaining service period used in your calculation for each period and explain any material changes in the average service period year over year.

The Company is in full compliance with ASC 715-30-35-24 for the amortization of actuarial losses related to defined benefit pension plans. The table in Attachment B reflects the calculation of the amortization of net actuarial losses included in net periodic pension cost for 2009 through 2011 and estimated for 2012. The Company believes the average remaining service period used in the Company’s calculation of the amortization of net actuarial losses for each period is reasonable and consistent.

The Company hereby acknowledges that:

•       the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions or additional comments regarding the foregoing. Questions or comments should be directed to me at (330) 471-6399, Glenn A. Eisenberg, Executive Vice President – Finance and Administration (Principal Financial Officer) at (330) 471-4096 or J. Ted Mihaila, Senior Vice President and Controller (Principal Accounting Officer) at (330) 471-4198.

The Timken Company

Page 6 June 11, 2012	Thank you in advance for your cooperation in these matters.

Sincerely, /s/ James W. Griffith James W. Griffith President and Chief Executive Officer (Principal Executive Officer)

cc: Tracey McKoy Securities and Exchange Commission Glenn A. Eisenberg The Timken Company J. Ted Mihaila The Timken Company Monte C. Repasky Ernst & Young

The Timken Company

Attachment A

Proposed New Disclosure

BENEFIT PLANS:

The Company sponsors a number of defined benefit pension plans that cover eligible associates. The Company also sponsors several funded and unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and their dependents. These plans are accounted for in accordance with accounting rules for defined benefit pension plans and postretirement plans.

The measurement of liabilities related to these plans is based on management’s assumptions related to future events, including discount rates, rates of return on pension plan assets, rates of compensation increases and health care cost trend rates. Management regularly evaluates these assumptions and adjusts them as required and appropriate. Other plan assumptions are also reviewed on a regular basis to reflect recent experience and the Company’s future expectations. Actual experience that differs from these assumptions may affect future liquidity, expense and the overall financial position of the Company. While the Company believes that current assumptions are appropriate, significant differences in actual experience or significant changes in these assumptions may materially affect the Company’s pension and other postretirement employee benefit obligations and its future expense and cash flow.

The discount rate is used to calculate the present value of expected future pension and postretirement cash flows as of the measurement date. The Company establishes the discount rate by constructing a portfolio of high-quality corporate bonds and matching the coupon payments and bond maturities to projected benefit payments under the Company’s pension and postretirement welfare plans. The bonds included in the portfolio are generally non-callable. A lower discount rate will result in a higher benefit obligation; conversely, a higher discount rate will result in a lower benefit obligation. The discount rate is also used to calculate the annual interest cost, which is a component of net periodic benefit cost.

The expected rate of return on plan assets is determined by analyzing the historical long-term performance of the Company’s pension plan assets, as well as the mix of plan assets between equities, fixed income securities and other investments, the long-term rate of return expected for those asset classes and long-term inflation rates. Short-term asset performance can differ significantly from the expected rate of return, especially in volatile markets. A lower-than-expected rate of return on pension plan assets will increase pension expense and future contributions.

Defined Benefit Pension Plans

The Company recognized net periodic benefit cost of $41.3 million in 2011 for defined benefit pension plans, compared to $52.9 million in 2010. The decrease in expense was primarily due to a higher expected return on plan assets for defined benefit pension plans, partially offset by higher amortization of net actuarial losses. In 2011, the Company included an expected return on plan assets of $214.9 million in net periodic benefit cost, compared to an expected return on plan assets of $199.5 million in net periodic benefit cost in 2010. During 2011 and 2010, the Company contributed a total of $521.1 million to its global defined benefit pension plans, of which $491.6 million was discretionary. These contributions, as well as actual returns on plan assets, increased the fair value of plan assets from $2,079.8 million at December 31, 2009 to $2,631.9 million at December 31, 2011. Amortization of net actuarial losses was $56.0 million in 2011, compared to $51.9 million in 2010.

In 2012, the Company expects net periodic benefit cost to increase to approximately $60 million for defined benefit pension plans. The expected increase is primarily due to higher amortization of net actuarial losses, partially offset by lower interest cost and higher expected return on plan assets. Amortization of net actuarial losses is expected to increase approximately $26.8 million in 2012 compared to 2011. The majority of the increase in the expected 2012 amortization of actuarial losses is attributable to a 75 basis point reduction in the Company’s discount rate used to measure its defined benefit pension obligation from 5.75% at December 31, 2010 to 5.0% at December 31, 2011. In addition, the increase in the expected 2012 amortization of actuarial losses is due to the continued migration of deferred asset losses from 2008 and, to a lesser extent, deferred losses from 2011 into unrecognized losses subject to amortization. The weighted average amortization period for the Company’s global defined pension plans is approximately 11 years.

The lower interest cost is primarily due to a 75 basis point reduction in the Company’s discount rate from 5.75% for 2011 to 5.00% for 2012. The higher expected return on plan assets for 2012 is due to a higher fair value on pension assets at December 31, 2011, as well as the impact of 2012 contributions, partially offset by the impact of a 25 basis point reduction in the expected return on pension plan assets. The Company expects to contribute approximately $165 million to its defined benefit pension plans in 2012, of which $145 million is discretionary.

The Company recognized a pre-tax charge of $349.1 million to accumulated other comprehensive income and total equity in 2011, after recording a pre-tax gain of $114.6 million to accumulated other comprehensive income and total equity in 2010. Including a pre-tax adjustment for postretirement benefit plans, the after-tax charge to accumulated other comprehensive income and total equity was $218.2 million in 2011, after recording an after-tax gain of $98.6 million to accumulated other comprehensive income and total equity in 2010. The decrease in accumulated other comprehensive income and total equity in 2011 was primarily due to a 75 basis point reduction in the Company’s discount rate used to measure its defined benefit pension obligation, as well as lower than expected asset returns for the Company’s global defined benefit pension assets.

During the period between December 31, 2007 and December 31, 2011, the Company recognized net actuarial losses totaling $1,006.3 million for defined benefit pension plans. These actuarial losses primarily occurred in 2008 and 2011, offset slightly by gains in 2009 and 2010. In 2008, the net actuarial loss of $743.5 million for defined benefit pension plans was primarily due to the global financial crisis, which led to broad declines in pension investment returns (a net asset loss of $564.2 million on actual assets in 2008, or negative 22% on pension plan assets of $2.5 billion, compared to an expected return of $200.9 million, or 8.75%, in 2008). The remaining portion of the net actuarial loss for 2008 was due to other changes in actuarial assumptions. In 2011, the net actuarial loss of $404.6 million was primarily due to a 75 basis point reduction in the Company’s discount rate used to measure its defined benefit pension obligation. The change in the discount rate accounted for $234.1 million of the net actuarial loss. The remaining portion of the net actuarial loss for 2011 was due to lower than expected asset returns of $100.4 million and other changes in actuarial assumptions of $70.1 million. The impact of these net actuarial losses for defined benefit pension plans, as well as net actuarial losses related to postretirement benefit plans and net prior service costs for defined benefit pension and postretirement plans, has decreased total equity by $455.1 million after-tax for the period between December 31, 2007 and December 31, 2011.

The following table below presents a reconciliation of the cumulative net actuarial losses at December 31, 2007 and the cumulative net actuarial losses at December 31, 2011:

Net actuarial losses at December 31, 2007		$500.1

Plus/minus actuarial gains and losses recognized:
Net actuarial losses recognized in 2008	743.5
Net actuarial gains recognized in 2009	(90.7)
Net actuarial gains recognized in 2010	(51.1)
Net actuarial losses recognized in 2011	404.6

		1,006.3

Minus amortization of net acturial losses:
Amortization of net actuarial losses in 2008	(29.6)
Amortization of net actuarial losses in 2009	(35.8)
Amortization of net actuarial losses in 2010	(51.9)
Amortization of net actuarial losses in 2011	(56.0)

		(173.3)

Foreign Currency Impact		(20.3)

Net actuarial losses at December 31, 2011		$1,312.8

During this same time period, the Company contributed a total of $605.8 million to its global defined benefit pension plans, of which approximately $536.6 million was discretionary. As discussed above, the Company expects to contribute approximately $165 million to its global defined benefit pension plans in 2012, of which approximately $145 million is discretionary. Despite the net actuarial losses recorded for the period between December 31, 2007 and December 31, 2011, only approximately $20 million of contributions are required in 2012. Long-term, the effect of actuarial losses on future earnings and operating cash flow is expected to be largely neutral as the favorable impact of discretionary pension contributions offsets the increase in pension expense attributable to the amortization of actuarial losses.

For expense purposes in 2011, the Company applied a discount rate of 5.75% for the defined benefit pension plans. For expense purposes for 2012, the Company will apply a discount rate of 5.00% for the defined benefit pension plans. For expense purposes in 2011, the Company applied an expected rate of return of 8.50% for the Company’s pension plan assets. For expense purposes for 2012, the Company will apply an expected rate of return on pension plan assets of 8.25%.

The following table presents the sensitivity of the Company’s U.S. projected pension benefit obligation (PBO), total equity and 2012 expense to the indicated increase/decrease in key assumptions:

		+ / - Change at December 31, 2012
(Dollars in Millions)	Change	PBO	Equity	2012 Expense

Defined Benefit Pension Plans:
Assumption:
Discount rate	+/- 0.25%	$78.1	$78.1	$5.0

Actual return on plan assets	+/- 0.25%	N/A	5.8	0.2

Expected return on assets	+/- 0.25%	N/A	N/A	6.0

In the table above, a 25 basis point decrease in the discount rate will increase the pension obligation by $78.1 million and decrease total equity by $78.1 million. The change in equity in the table above is reflected on a pre-tax basis. Defined benefit pension plans in the United States represent 87% of the Company’s benefit obligation and 88% of the fair value of the Company’s plan assets at December 31, 2011. The Company uses a combined U.S. federal and state statutory rate of approximately 37% to calculate the after-tax impact on equity for U.S. plans. The Company uses the local statutory tax rate in effect to calculate the after-tax impact on equity for all remaining non-U.S. plans. For some non-U.S. plans, a valuation allowance has been recorded against the tax benefits recorded in equity and, therefore, no tax benefits are recognized on an after-tax basis.

Postretirement Benefit Plans

The Company recognized net periodic benefit cost of $33.6 million in 2011 for postretirement benefit plans, compared to $40.2 million in 2010. The decrease was primarily due to higher expected returns on plan assets for postretirement benefit plans and lower interest cost. In 2011, the Company included an expected return on plan assets of $4.4 million in net periodic benefit cost, compared to no expected return on plan assets in 2010. At the end of 2010, the Company established a Voluntary Employee Benefit Association (VEBA) trust for certain bargained associates’ retiree medical benefits. During 2011 and 2010, the Company contributed a total of $179.0 million to its VEBA trust.

Interest cost was $32.9 million in 2011 for postretirement benefit plans, compared to $35.6 million in 2010, primarily due to a 25 basis point reduction in the Company’s discount rate from 5.75% for 2010 to 5.50% for 2011.

In 2012, the Company expects net periodic benefit cost to decrease to approximately $24 million for postretirement benefit plans. The expected decrease is primarily due to higher expected return on plan assets of approximately $7 million for postretirement benefit plans and lower interest cost of approximately $4 million. The higher expected return on plan assets is primarily due to higher VEBA trust assets at December 31, 2011, compared to December 31, 2010, as well as the impact of 2012 contributions. The Company expects to contribute approximately $100 million to its VEBA trust in 2012.

The lower expected interest cost for 2012 is primarily due to a 65 basis point reduction in the Company’s discount rate from 5.50% for 2011 to 4.85% for 2012.

For expense purposes in 2011, the Company applied a discount rate of 5.50% for the postretirement welfare plans. For expense purposes for 2012, the Company will apply a discount rate of 4.85% for the postretirement welfare plans. For expense purposes in 2011, the Company applied an expected rate of return of 5.0% to the VEBA trust assets. For expense purposes for 2012, the Company will continue to apply an expected rate of return of 5.0% to the VEBA trust assets.

The following table presents the sensitivity of the Company’s accumulated other postretirement benefit obligation (ABO), total equity and 2012 expense to the indicated increase/decrease in key assumptions:

		+ / - Change at December 31, 2012
(Dollars in Millions)	Change	ABO	Equity	2012 Expense

Postretirement Benefit Plans:
Assumption:
Discount rate	+/- 0.25%	$12.5	$12.5	$0.5

Actual return on plan assets	+/- 0.25%	N/A	0.5	-

Expected return on assets	+/- 0.25%	N/A	N/A	0.5

In the table above, a 25 basis point decrease in the discount rate will increase the pension obligation by $12.5 million and decrease equity by $12.5 million. The change in total equity in the table above is reflected on a pre-tax basis.

For measurement purposes for postretirement benefits, the Company assumed a weighted-average annual rate of increase in per capita cost (health care cost trend rate) for medical benefits of 7.9% for 2012, declining steadily for the next 66 years to 5.0%; and 9.0% for prescription drug benefits for 2012, declining steadily for the next 66 years to 5.0%. The assumed health care cost trend rate may have a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would have increased the 2011 total service and interest cost components by $0.8 million and would have increased the postretirement obligation by $15.3 million. A one percentage point decrease would provide corresponding reductions of $0.8 million and $14.2 million, respectively.

The U.S. Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act) provides for prescription drug benefits under Medicare Part D (Medicare Subsidy) and contains a tax-free subsidy to plan sponsors who provide “actuarially equivalent” prescription plans. The Company’s actuary determined that the prescription drug benefit provided by the Company’s postretirement plan is considered to be actuarially equivalent to the benefit provided under the Medicare Act. The effects of the Medicare Act include reductions to the accumulated postretirement benefit obligation and net periodic postretirement benefit cost of $63.4 million and $5.6 million, respectively. The 2011 expected Medicare Subsidy was $3.2 million, of which $0.9 million was received prior to December 31, 2011.

Attachment B

(Dollars in millions, except average remaining service period)

Year	Cumulative Prior Year Disclosed Net Loss	Cumulative Deferred Asset Loss (a)	Cumulative Net Loss Subject to Amortization	10% Corridor	Net Loss Amortization Base	Average Remaining Service Period (b)	Amortization Amount
2009	$1,188.9	$523.8	$665.1	$258.2	$406.9	11.37	$35.8
2010	1,072.3	246.8	825.5	277.3	548.2	10.56	51.9
2011	966.8	59.0	907.8	284.2	623.6	11.13	56.0
2012 (est.)	1,312.8	76.5	1,236.3	312.4	923.9	11.16	82.8

(a) -	The cumulative deferred asset loss represents the market-related value of plan assets that recognizes changes in fair value in a systematic and rational manner over five years.

(b) -	The average remaining service period represents the average remaining service for associates in the Company’s defined benefit pension plans and is calculated by the Company’s actuaries.